ALDA Pharmaceuticals Corp.
635 Columbia Street, New Westminster, British Columbia, V3M 1A7
Telephone:604-521-8300; Facsimile:604-521-8322

INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

For the quarter ended
December 31, 2005

NOTICE TO READER

The attached financial statements have been prepared by management of ALDA Pharmaceuticals Corp.

and have not been reviewed by the auditor of ALDA Pharmaceuticals Corp.

ALDA PHARMACEUTICALS CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

 FOR DECEMBER 31, 2005

 unaudited

ALDA PHARMACEUTICALS CORP.	1.

INTERIM CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN CANADIAN DOLLARS)

	December 31	June 30
	2005	2005
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and equivalents	$103,964	$71,663
Receivables	30,665	32,105
Inventory	30,654	43,668
Prepaids	18,570	12,989
Note receivable (Note 2)	-	7,988

	183,853	168,413
Property and Equipment (Note 3)	12,339	16,480
Intangible Assets (Note 4)	116,000	116,000

	$312,192	$300,893

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$37,056	$29,865

	37,056	29,865

SHARE CAPITAL AND DEFICIT

Share Capital (Note 5(b))	$2,052,085	$1,856,285
Contributed Surplus (Note 5(f))	79,299	78,143
Deficit	(1,856,248)	(1,663,400)

	275,136	271,028

	$312,192	$300,893
Contingent Liabilities (Note 9)

Approved By Directors

“Terrance Owen”	Director

“Peter Chen”	Director

See accompanying notes to the interim consolidated financial statements

ALDA PHARMACEUTICALS CORP.	2.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(EXPRESSED IN CANADIAN DOLLARS)

Unaudited

		Three months ended December 31			Six months ended December 31
		2005	2004		2005	2004
Sales		$60,285	$54,369		$117,168	$118,841

Cost of Sales		$(39,080)	$(44,373)		$(74,203)	$(86,635)
Gross Profit		$21,205	$9,996		$42,965	$32,206

General & Administration Expenses

Advertising and promotion		$448	$9,394		$1,282	$15,463
Amortization		2,070	1,837		4,140	3,593
Bad Debts		355	0		355	0
Conference		0	2,263		0	6,429
Consulting (Notes 7 (a) and (c))		45,000	37,887		90,000	121,899
Filing fees		11,898	7,988		12,929	9,648
Insurance		926	0		1,852	0
Interest and bank charges		530	405		1,522	811
Investor Relations		17,718	27,515		33,377	50,475
Legal and accounting		39,286	32,067		43,711	35,735
Office and miscellaneous		4,430	9,530		9,242	15,097
Product development		7,051	1,698		16,166	4,393
Rent (Note 7 (b))		7,479	7,150		14,958	12,794
Travel		410	1,428		1,633	2,292

Wage and benefits		21,978	21,253		43,400	44,982
Total General & Administration Expenses:		159,579	160,415		274,567	323,611

Loss from Operations		(138,374)	(150,419)		(231,602)	(291,405)

Other Income / (Expense)
Gain on Legal Settlement (Note 6)		0	0		37,383	0

Interest revenue		1,161	379		1,372	963
		1,161	379		38,755	963

Loss For The Period	$	(137,213)	$(150,040)	$	(192,847)	$(290,442)

Deficit, beginning of period		(1,719,035)	(1,007,501)		(1,663,401)	(867,099)

Deficit, end of period		(1,856,248)	(1,157,541)		(1,856,248)	(1,157,541)

Loss per share		(0.01)	(0.01)		(0.01)	(0.02)

Weighted average of shares outstanding		16,210,056	12,784,404		15,997,230	12,784,404

ALDA PHARMACEUTICALS CORP.	3.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN CANADIAN DOLLARS)

Unaudited

	Three months ended December 31		Six months ended December 31
	2005	2004	2005	2004

Cash provided by (used in):

Operations:

Loss for the period	$(137,213)	$(150,040)	$(192,847)	$(290,442)
Changes in Non-Cash Working Capital Items
Amortization	2,070	1,836	4,140	3,593
Decrease/ (Increase) in Accounts receivable	(11,981)	34,842	1,440	21,240
Decrease/ (Increase) in Inventory	7,814	32,224	13,014	66,749
Decrease/ (Increase) in Prepaid	(13,734)	4,882	(5,581)	7,474
Stock-based compensation	656	6,848	1156	6,848
(Decrease)/ Increase in Accounts Payable and	15,809	21,173	7,191	18,357
Accrued Liabilities
	(136,579)	(48,235)	(171,487)	(166,181)

Investing Activities:
Purchase of Property and Equipment		(642)		(642)
Repayment of note receivable	988		7,988
	988	(642)	7,988	(642)
Financing activities:
Share Subscriptions Received (Refunded)	195,800	0	195,800	0
		0		0
Increase/ (Decrease) in Cash	60,209	(48,877)	32,301	(166,823)

Cash, Beginning of Period	43,755	108,205	71,663	226,151

Cash, End of Period	$103,964	$59,328	$103,964	$59,328

ALDA PHARMACEUTICALS CORP.	4.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD ENDED DECEMBER 31, 2005

1.	Nature of Operations

The Company was incorporated under the Company Act of British Columbia on May 30, 2000 and was classified as a Capital Pool Company as defined by the policies of the TSX Venture Exchange (“the Exchange”). The Company completed its required Qualifying Transaction on November 13, 2003.. As a result of the Company completing the Qualifying Transaction, it ceased to be a Capital Pool Company, and its shares resumed trading on the Exchange effective November 19, 2003.

The Company’s main business activity is the development, production and marketing of infection control agent products, principally a product formerly marketed as T3 6 Disinfectant.

Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp.

These financial statements include the accounts of ALDA Pharmaceuticals Corp. (“the Company) and its wholly-owned subsidiary, ALDA Institute For Preventative Health Care Inc., an inactive company the shares of which were acquired pursuant to the Asset Purchase Agreement.

The interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual filing. In the opinion of the Company, the unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim period presented.

2.	Note Receivable

At June 30, 2005, the Company maintained a loan to ALDA, which is due to be repaid by December 31, 2004. The loan bears interest at 8% per annum and is evidenced by a promissory note secured by 40,000 shares of the Company owned by ALDA. At September 30, 2005, ALDA has repaid $7,000 to the Company. At December 31, 2005, the Company has received repayment of the remaining balance of $988.

3.	Property and Equipment

	December 31			June 30
	2005			2005

		Accumulated
	Cost	Amortization	Net	Net

Furniture and fixtures	$7,683	$4,245	$3,438	$4,207
Computer equipment	22,482	13,581	8,901	12,273
	$30,165	$17,826	$12,339	$16,480

ALDA PHARMACEUTICALS CORP.	5.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD ENDED DECEMBER 31, 2005

4.	Intangible Assets

The intangible assets balance represents the carrying amount of certain intellectual property acquired in its Qualifying Transactions. At June 30, 2005, the carrying cost of the intangible assets was written down from the acquisition cost to the estimated net recoverable amount, and an impairment loss of $245,000 was charged against earnings for the 2005 year. An impairment loss of $179,000 was charged against earnings for the 2004 year. The net recoverable amount was estimated by management based on expected future cash flows that could be reasonably predicted.

The carrying amount of Intangible Assets was determined as follows:

Original purchase cost	$540,000
Impairment loss in 2004	(179,000)
Balance at June 30, 2004	$361,000
Impairment loss in 2005	(245,000)

Balance at June 30, 2005 and

December 31, 2005	$116,000

5.	Share Capital

	a)	Authorized:

100,000,000 Common shares without par value

	b)	Issued and outstanding:

Issued:

	2005
	Number
	of Shares	Amount
Balance at June 30, 2004	12,784,404	$1,607,620
Private placement (i)	3,000,000	300,000
Share issue costs		(51,335)
Balance as at June 30, 2005	15,784,404	1,856,285
Private placement (ii)	3,916,000	195,800
Balance as at December 31, 2005	19,700,404	$2,052,085

i)

On March 15, 2005, the Company completed a private placement of 3,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of $300,000. Of the units issued, 795,000 units were placed on a non-brokered basis, and 2,205,000 units were placed on a brokered basis. Each unit consists of one common share of the Company and one share purchase warrant, each warrant entitling the holder to purchase one common share at a price of $0.20 per share for a period of 18 months following the closing date. In connection with the brokered private placement, the Company paid a cash commission of 10% of the gross proceeds, a corporate finance fee of $10,000 and legal and other costs totaling $17,080. The Company also issued 220,500 agent warrants, each warrant entitling the agents to purchase one common share of the Company, at a price of $0.20 per share for a period of 18 months following the closing date.

ALDA PHARMACEUTICALS CORP.	6.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD ENDED DECEMBER 31, 2005

ii)

On December 21, 2005, the Company completed a private placement of 3,916,000 units of the Company at a price of $0.05 per unit for gross proceeds of $195,800. Each unit consists of one common share of the company and one share purchase warrant, each warrant entitling the holder to purchase one common share at a price of $0.10 per share for a period of 12 months following the closing date.

5.	Share Capital (continued)

	c)	Escrowed shares:

Included in issued share capital at December 31, 2005 are 2,199,487 common shares held in escrow, which are released on a staged basis, with a release occurring every six months. During the 2005 year, 1,466,318 common shares were released from escrow.

	d)	Incentive stock options:

A summary table summarizes information about stock options outstanding at December 31, 2005:

	December 31
	2005
		Weighted
		Average
	Number	Exercise
	Of Shares	Price

Outstanding, June 30, 2004	990,000	$0.19
Granted during period
-consultants (i)	-
-directors (ii)	200,000	0.20
-employees (iii)	100,000	0.20

Outstanding, June 30, 2005

and December 31, 2005	1,290,000	$0.19

The following table summarizes information about stock options outstanding at December 31, 2005:

Number	Exercise	Expiry	Number
of Shares	Price	Date	Exercisable
237,647	$ 0.17	July 31, 2006	237,647
100,000	$ 0.20	January 15, 2006	100,000
652,353	$ 0.20	January 27, 2006	652,353
100,000	$ 0.20	August 1, 2006	100,000
100,000	$ 0.20	December 22, 2006	100,000
20,000	$ 0.20	February 28, 2007	20,000
80,000	$ 0.20	April 4, 2007	80,000
1,290,000			1,290,000

ALDA PHARMACEUTICALS CORP.	7.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD ENDED DECEMBER 31, 2005

5.	Share Capital (continued)

	d)	Incentive Stock options (continued):

(i)

During the 2004 year, the Company granted options to acquire 200,000 common shares of the Company to consultants providing investor relations services to the Company. The options have an exercise price of $0.20 per share, and are exercisable for a period of two years from the date of grant.

Options to acquire 100,000 shares vest over a two year period and options to acquire another 100,000 shares vested over a one year period. The options have an estimated fair value of $0.04 per share ($8,000). The related expense is being charged to operations over the vesting periods ($1,156 for the period ended December 31, 2005).

(ii)

During the 2005 year, the Company granted options to acquire 200,000 common shares of the Company to two directors. The options have an exercise price of $0.20 per share and are exercisable for a period of two years from the date of grant. The options vested immediately. The estimated fair value of the options of $6,000 ($0.03 per share) has been recognized for the 2005 year.

(iii)

During the 2005 year, the Company granted options to acquire 100,000 common shares of the Company to an employee. The options have an exercise price of $0.20 per share and are exercisable for a period of two years from the date of grant. The options vested immediately. The estimated fair value of the options of $5,000 ($0.05 per share) has been recognized for the 2005 year.

The fair value-based accounting method applies to all stock options granted during the 2005 year.

The fair value of each option was estimated as at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Dividend yield	0%
Expected volatility	81%
Risk free interest rate	3.12%
Expected average option term	2 years

The Black-Scholes model, used by the Company to calculate option values was developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires highly subjective assumptions, including future stock price, volatility, and expected time until exercise, which greatly affects the calculated values.

ALDA PHARMACEUTICALS CORP.	8.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD ENDED DECEMBER 31, 2005

5.	Share Capital (continued)

	e)	Warrants:

The Company has issued warrants entitling the holders to acquire common shares of the Company. A summary of changes in unexercised warrants is presented below.

		Agent			Agent
	Warrants	Warrants	Warrants	Warrants	Warrants	Warrants
	@$0.235	@$0.20	@$0.30	@$0.20	@$0.20	@$0.10
	(1)	(2)	(3)	(4)	(5)	(6)	Total
Outstanding, June
30, 2004	6,000,000	900,000	200,000	-	-	-	7,100,000
Granted during year	-	-	-	3,000,000	220,500	-	3,220,500
Expired during year	-	(900,000)	(200,000)	-	-	-	(1,100,000)

Outstanding, June
30, 2005	6,000,000	-	-	3,000,000	220,500		9,220,500

Granted during period	-	-	-	-	-	3,916,000	3,916,000
Expired during period	(6,000,000)	-	-	-	-	-	(6,000,000)

Outstanding, December
31, 2005	-	-	-	3,000,000	220,500	3,916,000	7,136,500

(1)	Exercisable until November 13, 2005
(2)	Exercisable until May 14, 2005
(3)	Exercisable until May 14, 2005
(4)	Exercisable until September 15, 2006
(5)	Exercisable until September 15, 2006
(6)	Exercisable until December 20, 2006

The fair value of agent warrants to acquire 220,500 common shares of the Company at a price of $0.20 per share was estimated to be approximately $0.01 per warrant (totaling $2,205), using the Black-Scholes option pricing model.

The fair value of agent warrants to acquire 900,000 common shares of the Company at a price of $0.20 per share was estimated to be approximately $0.04 per warrant (totaling $36,000), using the Black-Scholes option pricing model.

ALDA PHARMACEUTICALS CORP.	9.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD ENDED DECEMBER 31, 2005

5.	Share Capital (continued)

	f)	Contributed surplus:

Contributed surplus at December 31, 2005, is summarized as follows:

2005
Balance, June 30, 2004	$59,701
Warrants issued to agent (Note 5(e))	2,205
Options issued to employees (Note 5(d)(iii))	5,000
Options issued to directors (Note 5(d)(ii))	6,000
Options issued to consultants (Note 7(d)(ii) and (iii))	5,237
Balance, June 30, 2005	$78,143
Options issued to consultants (Note 5(d)(i))	1,156
Balance, December 31, 2005	$79,299

6.	Gain on Legal Settlement

A company opposing a trademark application made in Canada by ALDA commenced legal proceedings during the 2003 year claiming damages in respect to alleged infringement of trademark. ALDA had filed a Statement of Defence. The Statement of Claim was subsequently amended to add the Company as a defendant in the action.

On May 23, 2005, the Company entered into a Settlement agreement with that company, whereby the Company agreed to terminate the use, and application for registration of, the trademark “Viralex”.. The Company must discontinue the use of that trademark in advertising and other promotional disclosures, liquidate its inventory of goods bearing the trademark “Viralex”, and rename the Viralex product within twelve months from the date of the agreement, in consideration for payment of $30,000 (US). These funds were held in escrow by the Company’s lawyer until the Company issued a press release regarding the settlement of the trademark dispute, and withdrew its application for the “Viralex” trademark, which occurred subsequent to June 30, 2005.

On August 2, 2005, the Company received the proceeds from the Company’s lawyer regarding to the settlement of the trademark dispute. The proceeds of the settlement for a total a mount of $37,383 ($30,000 (US)) has been recorded in the Statement of Operations and Deficit as “Gain on legal settlement” for the period ended December 31, 2005.

ALDA PHARMACEUTICALS CORP.	10.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD ENDED DECEMBER 31, 2005

7.	Related Party Transactions

	a)	During the period, the Company incurred consulting fees of $60,000 (2004: $74,000) to companies controlled by directors of the Company.

	b)	During the period, the Company incurred premises rent of $14,958 (2004: $12,794) to a tenant of a company controlled by a director of the Company.

	c)	During the period, the Company incurred consulting fees of $30,000 (2004: $40,000) to a major shareholder of ALDA.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.	Subsequent Events

a)

On January 12, 2006, the Company announced that it has changed the name of its existing, wholly owned subsidiary from “ALDA Institute For Preventive Health Care, Inc.” to “Sirona Therapeutics Corp.” and has entered into a Technology License and Option Agreement with Sirona for the purposes of developing and commercializing therapeutic applications of ALDA’s patent-pending T3 6 ® infection control technology in such areas as antiseptics, topical anti-fungal treatments, anti-microbial personal lubricants and anti-viral soaps. Pursuant to the terms of the agreement, Sirona has been granted a limited license to undertake further research and development and has assumed all financial obligations related to clinical trials, patent applications and prosecutions. Sirona will pay ALDA milestone payments, in cash or shares, upon completion of defined milestones such as completion of clinical trails, regulatory filings and regulatory approval. At any time Sirona may exercise an option to negotiate a commercial license with ALDA for a particular therapeutic application in consideration of a licensing fee and 2% royalty. Additional therapeutic applications of infection control technologies that ALDA subsequently develops or acquires are intended to be developed through Sirona on similar terms as those set out in the current agreement.

	b)	Subsequent to December 31, 2005, options to acquire 752,353 common shares of the Company were expired unexercised.

9.	Contingent Liability

The Company has commenced legal action against the competitor with respect to certain alleged defamatory statements made by the competitor. The outcome of the claim is not readily determinable and any gain or loss to the Company arising from this action will be reported at the time of any such future determination.